 Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 17, 2024, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of ATI (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by ATI.
Notice of Offer to Purchase for Cash
by
ATI PHYSICAL THERAPY, INC.
of
Up to 1,650,000 Shares of its Class A Common Stock
at an
Offer Price of $2.85 Per Share
ATI Physical Therapy, Inc., a Delaware corporation (the “Company,” “ATI,” “we” or “us”), is offering to purchase up to 1,650,000 shares of its Class A common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $2.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Stockholders of record who tender directly to Continental Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by ATI pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF JANUARY 15, 2025, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
The obligation of ATI to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various offer conditions set forth in Section 12 of the Offer to Purchase, including, among other conditions: (i) the Minimum Condition (as defined in the Offer to Purchase), and (ii) the Financing Condition (as defined in the Offer to Purchase), each of which is summarized below. The Minimum Condition requires that, by 12:00 midnight, Eastern Time, at the end of the Expiration Date, there be the valid tender without withdrawal of 1,565,000 Shares. The Financing Condition requires that we receive funds that are sufficient to fund the purchase of Shares in the Offer pursuant to the Third Amendment (as defined in the Offer to Purchase).
The Board of Directors of ATI (the “ATI Board”) has unanimously (upon the unanimous recommendation of a special committee of independent and disinterested board members (the “Special Committee”)) authorized the Offer and resolved to recommend that the stockholders of ATI accept the Offer and tender their Shares pursuant to the Offer.
We are offering to purchase up to 1,650,000 Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for Shares having an aggregate purchase price of up to $4,702,500 (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 12:00 midnight, Eastern Time, at the end of the Expiration Date and not validly withdrawn.

The term “Expiration Date” means January 15, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the procedure set forth in the Offer to Purchase, in which event the term “Expiration Date” means such subsequent date.
We shall not be required to accept for payment or (subject to any applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”), including Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer if any of the offer conditions has not been satisfied at 12:00 midnight, Eastern Time, on the scheduled Expiration Date of the Offer; provided, however, that (i) if, as of the scheduled Expiration Date, any offer condition is not satisfied and has not been waived, we may extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension, to permit such offer condition to be satisfied and (ii) we will extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer. We can also extend the Offer in our sole discretion upon the approval of the Special Committee, at any time, subject to applicable law. If we were to extend the Offer, we cannot indicate at this time the length of any extension that we may provide, but, if we do extend, we do not intend to extend the Offer past February 28, 2025.
Except as set forth above, we expressly reserve the right to waive (in whole or in part) any offer condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, subject to the Odd Lot priority and proration provisions of the Offer, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.
If the Offer is over-subscribed (as described in the Offer to Purchase), Shares validly tendered and not validly withdrawn will be subject to proration, except Odd Lots (as described in the Offer to Purchase). The proration period and, except as described in the Offer to Purchase therein, withdrawal rights will expire at the Expiration Date.
If Shares having an aggregate purchase price exceeding $4,702,500 are validly tendered at the Offer Price and not validly withdrawn, ATI will purchase Shares in the following order of priority:
•
First, ATI will purchase all Odd Lots (as defined in Section 1 of the Offer to Purchase) of less than 100 Shares from stockholders who validly tender all of their Shares at the Offer Price and who do not validly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in Section 1 of the Offer to Purchase) will not qualify for this preference); and

•
Second, after purchasing all Odd Lots that were validly tendered, ATI will purchase Shares from all other stockholders who validly tender Shares and who do not validly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, until ATI has acquired Shares having an aggregate purchase price of $4,702,500.

Therefore, ATI may not purchase all of the shares tendered. See Section 1 of the Offer to Purchase.
Only Shares validly tendered and not validly withdrawn will be purchased. However, because of the Odd Lot priority and proration provisions of the Offer described in Section 1 of the Offer to Purchase, all of the Shares tendered will not be purchased if Shares having an aggregate purchase price of more than $4,702,500 are validly tendered and not validly withdrawn. All Shares tendered and not purchased in the Offer, including shares validly tendered but not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.
In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after February 13, 2025 if we have not accepted them for payment by the end of February 13, 2025. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled Expiration Date.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ATI’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The receipt of cash by a holder of Shares pursuant to the Offer will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer.
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Company’s expense. The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833
December 17, 2024